                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                              HeadHunter.NET, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.01 par value per
              share (including the associated junior participating
                        preferred stock purchase rights)
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    422077107
                            -------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
          James A. Tholen                             with a copy to:
       Career Holdings, Inc.                       Donald L. Toker, Esq.
       10790 Parkridge Blvd.                         Hale and Dorr LLP
             Suite 200                              11951 Freedom Drive
       Reston, Virginia 20191                     Reston, Virginia 20190
           (703) 259-5500                             (703) 654-7000

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 24, 2001
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box [_].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                                 SCHEDULE 13D

CUSIP NO. 422077107

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Career Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      See Item 3 below.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Not Applicable
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             5,524,966 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Not Applicable
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           5,524,966 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       5,524,966 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
The filing of this Schedule 13D is not, and shall not be construed as, an admission that the filer or any of its executive officers or directors beneficially owns any of the Shares for which it is listed as having shared dispositive power. See Items 5 and 6.

                              (Page 2 of 9 Pages)

                                 SCHEDULE 13D

CUSIP NO. 422077107

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tribune Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*

 4    See Item 3 below.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Not Applicable
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             5,524,966 (See Item 5 below)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Not Applicable
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,524,966 (See Item 5 below)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,524,966 (See Item 5 below)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
The filing of this Schedule 13D is not, and shall not be construed as, an admission that the filer or any of its executive officers or directors beneficially owns any of the Shares for which it is listed as having shared dispositive power. See Items 5 and 6.

                               (Page 3 of 9 Pages)

CUSIP NO. 422077107

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Knight Ridder Digital
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      See Item 3 below.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Not Applicable
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             5,524,966 (See Item 5 below)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Not Applicable
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,524,966 (See Item 5 below)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,524,966 (See Item 5 below)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
The filing of this Schedule 13D is not, and shall not be construed as, an admission that the filer or any of its executive officers or directors beneficially owns any of the Shares for which it is listed as having shared dispositive power. See Items 5 and 6.

                              (Page 4 of 9 Pages)

ITEM 1.  SECURITY AND ISSUER

          The class of equity securities to which this Statement on Schedule 13D (the "Schedule 13D") relates is the common stock, $.01 par value per share, of HeadHunter.NET, Inc., a Georgia corporation ("Headhunter"), including the associated junior participating preferred stock purchase rights issued pursuant to a Shareholder Protection Rights Agreement, dated as of April 15, 2000, between Headhunter and American Stock Transfer & Trust Company, as amended by Amendment No. 1 to the Shareholder Protection Rights Agreement, dated as of February 27, 2001, and by Amendment No. 2 to the Shareholder Protection Rights Agreement, dated as of August 24, 2001 (collectively, "Company Common Stock"). The principal executive offices of Headhunter are located at 333 Research Court, Suite 200, Norcross, GA 30092.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) This Statement is being filed by Career Holdings, Inc., a Delaware corporation ("Career Holdings"), Tribune Company, a Delaware corporation ("Tribune"), and Knight Ridder Digital, a Delaware corporation ("KRD"). Career Holdings may be deemed to be controlled by Tribune and KRD.

         (b) The address of the principal executive offices of Career Holdings is c/o CareerBuilder, Inc., 10790 Parkridge Blvd., Suite 200, Reston, Virginia 20191. The address of the principal executive offices of Tribune is 435 North Michigan Avenue, Chicago, Illinois 60611. The address of the principal executive offices of KRD is 35 S, Market Street San Jose, California 95113.

          (c) Career Holdings, through its wholly owned subsidiaries, is a provider of online recruiting services and solutions. Merger Sub (as defined below) was organized for the purpose of engaging in the transactions referred to in this Schedule 13D. Tribune is a media company, operating businesses in broadcasting, publishing and on the Internet. KRD operates and maintains a variety of online services, including Real Cities, a national network of city and regional destination sites in 55 U.S. markets. KRD is a wholly owned subsidiary of Knight-Ridder, Inc,.

         (d) During the last five years, (i) Career Holdings affirms that neither it nor Merger Sub is required to disclose legal proceedings pursuant to
Item 2(d), (ii) Tribune affirms that it is not required to disclose legal proceedings pursuant to Item 2(d), and (iii) KRD affirms that it is not required to disclose legal proceedings pursuant to Item 2(d).

         (e) During the last five years, (i) Career Holdings affirms that neither it nor Merger Sub is required to disclose legal proceedings pursuant to
Item 2(e), (ii) Tribune affirms that it is not required to disclose legal proceedings pursuant to Item 2(e), and (iii) KRD affirms that it is not required to disclose legal proceedings pursuant to Item 2(e).

         (f) To the knowledge of Career Holdings, Tribune and KRD, respectively, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

         Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the respective directors and executive officers of Career Holdings, Tribune and KRD as of the date hereof. During the last five years, to the knowledge of Career Holdings, no person named on Schedule A as a director or officer of Career Holdings or Merger Sub has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, to the knowledge of Tribune, no person named on Schedule A as a director or officer of Tribune has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, to the knowledge of KRD, no person named on Schedule A as a director or officer of KRD has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On August 24, 2001, Career Holdings, CB Merger Sub, Inc., a Georgia corporation and wholly owned subsidiary of Career Holdings ("Merger Sub"), and Headhunter entered into an Agreement and Plan of Merger (the "Merger Agreement"). On August 31, 2001, pursuant to the Merger Agreement, the Merger Sub commenced a tender offer (the "Offer") to purchase all issued and outstanding shares of Company Common Stock.

                              (Page 5 of 9 Pages)
at a price of $9.25 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase related to the Offer (the "Offer to Purchase"). Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into Headhunter and Headhunter will become a wholly owned subsidiary of Career Holdings (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Headhunter with Headhunter remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of Company Common Stock, other than shares owned by Merger Sub, Career Holdings or any wholly owned subsidiary of Career Holdings, will be converted into the right to receive $9.25 in cash. The Offer is not conditioned upon any financing arrangements. The total amount of funds required by Merger Sub to consummate the Offer and the Merger (as defined in the Merger Agreement) and to consummate the transactions contemplated by the Merger Agreement is estimated to be approximately $201 million. Merger Sub will obtain all of such funds pursuant to the terms of an Investment Agreement, dated August 24, 2001, among the stockholders of Career Holdings and Career Holdings (the "Investment Agreement"). KRD and Tribune will provide such funds from existing resources or borrowing availability.

         Concurrently with entering into the Merger Agreement, on August 24, 2001, Career Holdings, the Merger Sub and Headhunter entered into agreements (the "Stockholder Agreements") with each of the following shareholders of
Headhunter: William H. Scott, III, Burton B. Goldstein, Jr., Robert M. Montgomery, Michael J. Miskoff, J. Douglas Cox, Kimberley E. Thompson and ITC Holding Company, Inc., relating to aggregate of 5,524,966 shares of Headhunter common stock (the "Shares") beneficially owned thereby. Each of these shareholders has agreed, (i) to cause the Shares to be voted in favor of the Merger and the Merger Agreement and against other proposals or transactions which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, and (ii) to tender pursuant to and in accordance with the terms of the Offer, as soon as practicable after commencement but in no event later than the then scheduled expiration date of the Offer, all of the Shares. Each Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to its terms.

         References to, and descriptions of, the Offer, the Merger Agreement, the Investment Agreement and the Stockholder Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Investment Agreement and the Stockholder Agreements, respectively, included as Exhibits 1 through 9 to this Schedule 13D, and incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the Offer is for Career Holdings to acquire all outstanding shares of Company Common Stock. The purpose of the merger to be consummated pursuant to the Merger Agreement (the "Merger") is for Career Holdings to acquire through Merger Sub all shares of Company Common Stock not otherwise acquired by Career Holdings in the Offer. Upon consummation of the Merger, Headhunter will become a wholly owned subsidiary of Career Holdings. The purpose of the Stockholder Agreements is to facilitate the Offer and the Merger.

         Upon the purchase by Merger Sub of the Company Common Stock pursuant to the Offer, Merger Sub shall be entitled to designate up to such number of directors, rounded up to the next whole number, on Headhunter's Board of Directors (the "Board") equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Company Common Stock beneficially owned by Merger Sub following such purchase bears to the total number of shares of Company Common Stock then outstanding on an "as-converted" basis. In the Merger Agreement, Headhunter has agreed, at such time, to promptly take all actions necessary to cause Merger Sub's designees to be elected as directors of Headhunter, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such times, Headhunter shall use its reasonable best efforts to cause persons designated by Merger Sub to constitute the same percentage as persons designated by Merger Sub shall constitute of the Board of
(a) each committee of the Board, (b) each board of directors of each subsidiary of Headhunter, and (c) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the effective time of the Merger, the Merger Agreement provides that such Board shall have at least two directors who are directors of Headhunter on the date of the Merger Agreement and who are not officers of employees of Headhunter.

         If the Merger is consummated as planned, the Company Common Stock will be deregistered under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and cease to be authorized to be listed on the Nasdaq National Market.

                              (Page 6 of 9 Pages)

         References to, and descriptions of, the Offer, the Merger Agreement, and the Stockholder Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreements, respectively, included as Exhibits 1 and 3 through 9 to this Schedule 13D,and incorporated in this Item 4 in their entirety where such references and descriptions appear.

         Except as set forth in this Item 4, none of Career Holdings, Tribune nor KRD has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Career Holdings reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) As a result of the Shareholder Agreements, Career Holdings, Tribune and KRD may be deemed to be the beneficial owner of 5,524,966 shares of Company Common Stock (collectively, the "Shares"). Such shares constitute approximately 27.1% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock outstanding as of August 24, 2001 (as represented by Headhunter in the Merger Agreement). Career Holdings may be deemed to have the shared power to vote the Shares with respect to those matters described above, and to cause the sale of the Shares pursuant to the Offer as described above. However, each of Career Holdings, Tribune and KRD, respectively, (i) is not entitled to any rights as a shareholder of Headhunter as to the Shares other than as described above and (ii) disclaims any beneficial ownership of the Shares. Neither Career Holdings, Tribune nor KRD has the power to dispose of the Shares.

         (c) There have been no transactions by Career Holdings in securities of Headhunter during the past sixty days. To the knowledge of Career Holdings, there have been no transactions by any director or executive officer of Career Holdings in securities of Headhunter during the past sixty days. To the knowledge of Tribune, there have been no transactions by any director or executive officer of Tribune in securities of Headhunter during the past sixty days. To the knowledge of KRD, there have been no transactions by any director or executive officer of KRD in securities of Headhunter during the past sixty days.

         (d) To the knowledge of Career Holdings, Tribune and KRD, the Shareholders who are parties to the Stockholder Agreements have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and the Shareholder Agreements, to the knowledge of Career Holdings, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Headhunter, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         Exhibit 1. Agreement and Plan of Merger, dated August 24, 2001 by and among Career Holdings, Merger Sub and Headhunter (incorporated by reference to Exhibit (d)(1) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

         Exhibit 2. Investment Agreement dated August 24, 2001 among the shareholders of Career Holdings and Career Holdings (incorporated by reference to Exhibit (d)(2) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

         Exhibit 3. Stockholder Agreement, dated August 24, 2001, among Career
                    Holdings, Merger Sub and William H. Scott, III (incorporated by reference to Exhibit (d)(4) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

         Exhibit 4 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and Burton B. Goldstein, Jr. (incorporated by reference to Exhibit (d)(5) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

         Exhibit 5 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and Robert M. Montgomery (incorporated by reference to Exhibit (d)(6) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

                              (Page 7 of 9 Pages)

Exhibit 6 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and Michael G. Misikoff (incorporated by reference to Exhibit (d)(7) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

Exhibit 7 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and J. Douglas Cox (incorporated by reference to Exhibit (d)(8) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

Exhibit 8 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and Kimberley E. Thompson (incorporated by reference to Exhibit (d)(9) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

Exhibit 9 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and ITC Holding Company, Inc. (incorporated by reference to Exhibit (d)(10) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

                              (Page 8 of 9 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Career Holdings, INC.


By:   /s/ James A. Tholen
      ----------------------------------------
      Name:  James A. Tholen
      Title: Vice President

TRIBUNE COMPANY

By:   /s/ Mark W. Hianik
      ----------------------------------------
      Name:  Mark W. Hianik
      Title: Vice President, Assistant General
             Counsel

KNIGHT RIDDER DIGITAL


By:   /s/ Daniel J. Finnigan
      ----------------------------------------
      Name:  Daniel J. Finnigan
      Title: President


Dated: September 4, 2001

                                   SCHEDULE A

                                  SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF CAREER HOLDINGS, INC., CB MERGER SUB, INC., TRIBUNE COMPANY AND KNIGHT RIDDER DIGITAL

Directors and Executive Officers of Career Holdings, Inc.

   The name, age, present principal occupation or employment and business address and material occupations or employment for the past five years of each of the directors and executive officers of Career Holdings is set forth below. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Career Holdings, a provider for online recruiting services and solutions. The business address of each such person is, unless otherwise indicated below, 10790 Parkridge Blvd., Suite 200, Reston, Virginia 20191. Each individual listed below is a citizen of the United States.

Directors/Executive Officers                     Principal Occupation and Business Address
----------------------------                     -----------------------------------------
 Daniel J. Finnigan (38).... Vice President and Director; President of Knight Ridder Digital and Vice
 c/o Knight-Ridder, Inc.     President of Knight-Ridder, Inc. since July 1999; President and CEO of SBC
 50 W. San Fernando St.      Interactive from 1998 to July 1999; various positions with SBC
 Suite 1500                  Communications, Inc., until 1998.
 San Jose, CA 95113

 Mark W. Hianik (41)........ Secretary; Vice President, Assistant General Counsel and Assistant Secretary of
 c/o Tribune Company         Tribune since July 2000; Senior Counsel/Mergers and Acquisitions and Assistant
 435 North Michigan Avenue   Secretary of Tribune from February 1999 until July 2000; Counsel/Mergers and
 Chicago, IL 60611           Acquisitions of Tribune from December 1997 until February 1999; Partner, at the law firm of Wildman, Harrold, Allen & Dixon until November 1997.

 David D. Hiller (48)....... Vice President, Assistant Secretary and Director; President of Tribune
 c/o Tribune Company         Interactive, Inc. a subsidiary of Tribune, since May 2000; Senior Vice President/
 435 North Michigan Avenue   Development of Tribune until May 2000.
 Chicago, IL 60611

 Adrienne Lilly (31)........ Assistant Secretary; Assistant Vice President/Assistant General Counsel of
 c/o Knight-Ridder, Inc.     Knight-Ridder, Inc. since February 2001, Assistant General Counsel of Knight-
 50 W. San Fernando St.      Ridder, Inc. from 1999 until February 2001; Associate, Fredrikson & Byron,
 Suite 1500                  P.A. from 1995 to December 1999.
 San Jose, CA 95113

 Robert J. McGovern (40).... Chief Executive Officer and Chairman; Founder of CareerBuilder, Inc. and
                             Chairman of the Board of Directors, President and Chief Executive Officer of
                             CareerBuilder, Inc. since its founding in November 1995.

 James A. Tholen (42)....... Vice President, Treasurer and Director; Senior Vice President and Chief
                             Financial Officer of CareerBuilder, Inc. since September 1998; Chief Operating
                             Officer and Chief Financial Officer of FTP Software, Inc., a software communications company, from April 1997 until September 1998; Chief
                             Financial Officer of the Compucare Company, a healthcare information systems provider, until April 1997.

 James E. Winchester (51)... Vice President; Founder of CareerBuilder, Inc. and has served as Senior Vice
                             President of Engineering and Chief Technology Officer of CareerBuilder, Inc.
                             since its founding in November 1995.

Directors and Executive Officers of CB Merger Sub, Inc.

   The name, age, present principal occupation or employment and business address and material occupations or employment for the past five years of each of the directors and executive officers of Purchaser is set forth below. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with CB Merger Sub, Inc. The business address of each such person is, unless otherwise indicated below, 10790 Parkridge Blvd., Suite 200, Reston, Virginia 20191. Each individual listed below is a citizen of the United States.

Directors/Executive Officers                     Principal Occupation and Business Address
----------------------------                     -----------------------------------------
 Daniel J. Finnigan (38).... Director; Vice President and Director of Career Holdings, Inc. since July 2001;
 c/o Knight-Ridder, Inc.     President of Knight Ridder Digital and Vice President of Knight-Ridder, Inc.
 50 W. San Fernando St.      since July 1999; President and CEO of SBC Interactive from 1998 to July 1999;
 Suite 1500                  various positions with SBC Communications, Inc., until 1998.
 San Jose, CA 95113

 David D. Hiller (48)....... Director; Vice President and Director of Career Holdings, Inc. since July 2001;
 c/o Tribune Company         President of Tribune Interactive, Inc. a subsidiary of Tribune, since May 2000;
 435 North Michigan Avenue   Senior Vice President/Development of Tribune until May 2000.
 Chicago, IL 60611

 Robert J. McGovern (40).... Director; Chief Executive Officer and Chairman of Career Holdings, Inc. since
                             July 2001; Founder of CareerBuilder, Inc. and Chairman of the Board of
                             Directors, President and Chief Executive Officer of CareerBuilder, Inc. since its founding in November 1995.

 James A. Tholen (42)....... President, Treasurer, Secretary and Director; Vice President, Treasurer and
                             Director of Career Holdings, Inc. since July 2001; Senior Vice President and
                             Chief Financial Officer of CareerBuilder, Inc. since September 1998; Chief
                             Operating Officer and Chief Financial Officer of FTP Software, Inc., a software communications company, from April 1997 until September 1998; Chief
                             Financial Officer of the Compucare Company, a healthcare information systems provider, until April 1997.

Directors and Executive Officers of Tribune Company.

   The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Tribune, a media company with interests in broadcasting, publishing and on the Internet. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Tribune. The business address of each such person is c/o Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611, and each such person is a citizen of the United States of America.


     Directors                          Principal Occupation and Business Address
     ---------                          -----------------------------------------
Jeffrey Chandler.... Director. President and Chief Executive Officer, Chandler Ranch Co., one of the
                     largest avocado growers in California.

Dennis J. FitzSimons Director. President and Chief Operating Officer of Tribune since May 2001;
                     Executive Vice President of Tribune from January 2000 to May 2001; President,
                     Tribune Broadcasting Company, a subsidiary of Tribune, from May 1997 until
                     December 1999; and Executive Vice President, Tribune Broadcasting Company,
                     a subsidiary of Tribune, until May 1997.

Jack W. Fuller...... Director. President of Tribune Publishing, a subsidiary of Tribune, since May
                     1997; President and Publisher of Chicago Tribune Company, a subsidiary of
                     Tribune, until May 1997.

 Directors                     Principal Occupation and Business Address
 ---------                     -----------------------------------------
Roger Goodan............ Director. Vice President, Schlumberger Information Solutions, a supplier of integrated solutions, since December 2000; various positions with Schlumberger since 1973; Director of The Times Mirror Company from December 1988 through the merger into Tribune on June 12, 2000.

Enrique Hernandez, Jr... Director. Chairman and Chief Executive Officer of Inter-Con Security Systems,
                         Inc., an international provider of high-end security and facility support services to government, utilities and industrial customers; Director, McDonald's
                         Corporation, Nordstrom, Inc. and Washington Mutual, Inc.

John W. Madigan......... Director. Chairman and Chief Executive Officer of Tribune; President of
                         Tribune until May 2001; President of Tribune Publishing Company, a subsidiary of Tribune, until May 1994; Publisher, Chicago Tribune until May 1994.
                         Director of Morgan Stanley Dean Witter & Co. and AT&T Wireless Services,
                         Inc.

Nancy Hicks Maynard..... Director. President, Maynard Partners Incorporated, consultants in news media economics; Chair, The Freedom Forum Media Studies Center from March 1996 to September 1997; Director, Economics of News Project, since September
                         1997; Member, Global Business Network.

Andrew J. McKenna....... Director. Chairman and Chief Executive Officer, Schwarz WorldWide, an
                         international distributor of paper packaging and related products and a printer, producer and converter. Director of Aon Corporation, McDonald's Corporation
                         and Skyline Corporation.

James J. O'Connor....... Director. Retired Chairman and Chief Executive Officer of Unicom Corporation,
                         a holding company, where he served from June 1994 until March 1998, and of
                         Commonwealth Edison Company, an electric utility, where he served from 1980 to March 1998. Director of Corning Incorporated, Smurfit-Stone Container
                         Corporation and UAL Corporation.

Patrick G. Ryan......... Director. Chairman, Chief Executive Officer and Director of Aon Corporation, a
                         broad-based insurance holding company.

William Stinehart, Jr... Director. Partner, law firm of Gibson, Dunn & Crutcher LLP, the law firm where he has practiced since 1969; Director, The Times Mirror Company from
                         December 1991 through the merger into Tribune on June 12, 2000.

Dudley S. Taft.......... Director. President and Director, Taft Broadcasting Company, an investor in media and entertainment companies. Director of CINergy Corp.; Fifth Third
                         Bancorp; Southern Star Group; The Union Central Life Insurance Company.

Arnold R. Weber......... Director. President-Emertius, Northwestern University since January 1999.
                         President, Civic Committee of the Commercial Club of Chicago until July 1999.
                         Chancellor, Northwestern University until December 1998. Director of Aon
                         Corporation; Burlington Northern Santa Fe Corporation; Deere & Company;
                         Diamond Technology Partners, Inc.

 Executive Officers                                Principal Occupation
 ------------------                                --------------------
Dennis J. FitzSimons President and Chief Operating Officer of Tribune since May 2001; Executive
                     Vice President of Tribune from January 2000 to May 2001; President and Chief
                     Executive Officer, Tribune Broadcasting Company, a subsidiary of Tribune, from May 1997 until December 1999; and Executive Vice President, Tribune
                     Broadcasting Company until May 1997.

Jack W. Fuller...... President of Tribune Publishing, a subsidiary of Tribune, since May 1997;
                     President and Publisher of Chicago Tribune Company, a subsidiary of Tribune, until May 1997.

Donald C. Grenesko.. Senior Vice President/Finance and Administration of Tribune since August 1996;
                     Senior Vice President of Tribune until August 1996.

David D. Hiller..... President of Tribune Interactive, Inc. a subsidiary of Tribune, since May 2000;
                     Senior Vice President/Development of Tribune until May 2000.

Crane H. Kenney..... Senior Vice President, General Counsel and Secretary of Tribune since May 2000;
                     Vice President, General Counsel and Secretary of Tribune from August 1996 until
                     May 2000; Vice President/Chief Legal Officer until August 1996.

Luis E. Lewin....... Senior Vice President/Human Resources of Tribune since May 2000; Vice
                     President/Human Resources of Tribune from October 1996 until May 2000;
                     Director/Human Resources of Tribune until October 1996; Acting Publisher of
                     Exito! in Chicago from December 1995 to September 1996.

John W. Madigan..... Chairman and Chief Executive Officer of Tribune; President of Tribune until
                     May 2001; President of Tribune Publishing Company, a subsidiary of Tribune until May 1994; Publisher, Chicago Tribune until May 1994. Director of Morgan
                     Stanley Dean Witter & Co. and AT&T Wireless Services, Inc.

Patrick J. Mullen... President of Tribune Television since March 2001; Regional Vice President of
                     Tribune Television from June 1998 to March 2001; Vice President/General
                     Manager of WXMI-TV (Grand Rapids), a Tribune Broadcasting station, until June
                     1998.

Ruthellyn Musil..... Vice President/Corporate Relations of Tribune since March 1995.

Andrew J. Oleszczuk. Senior Vice President/Development since May 2000; President of Tribune
                     Ventures, a division of Tribune, from August 1998 until May 2000; Vice President/
                     Development of Tribune until August 1998.

Jeff R. Scherb...... Senior Vice President and Chief Techology Officer of Tribune since May 2000;
                     President of Tribune Interactive, Inc., a subsidiary of Tribune, from May 1999 until May 2000; Senior Vice President and Chief Technology Officer of Tribune
                     from August 1996 until May 1999; Chief Technology Officer and Senior Vice
                     President for Research and Development at Dun & Bradstreet Software until
                     August 1996.

Directors and Executive Officers of Knight Ridder Digital

   The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Knight Ridder Digital, a creator and manager of online services and a wholly owned subsidiary of Knight-Ridder, Inc. The business address of each such person is c/o Knight-Ridder, Inc., 50 West San Fernando Street, Suite 1500, San Jose, California 95113, and each such person is a citizen of the United States of America.

    Directors                                  Principal Occupation
    ---------                                  --------------------
Jerome Ceppos......  Director. Vice President/News of Knight-Ridder, Inc. since May 1999; Vice
                     President and Executive Editor, San Jose Mercury News from 1995 to 1999;
                     Managing Editor of San Jose Mercury News from 1983 to 1995; Various editing positions at the San Jose Mercury News from 1981 to 1983.

Mary Jean Connors..  Director. Senior Vice President/Human Resources of Knight-Ridder, Inc. since
                     1996; Vice President/Human Resources of Knight-Ridder, Inc. from 1989 to 1996;
                     Vice President/Human Resources, Philadelphia Newspapers, Inc., a subsidiary of
                     Knight-Ridder, Inc., 1988 to 1989; Assistant to the Senior Vice President/News,
                     Knight-Ridder, Inc. 1988; Assistant Managing Editor/Personnel, The Miami Herald
                     from 1985 to 1988 and in various editing positions there from 1980 to 1985.

Frank McComas....... Director. Senior Vice President/Operations of Knight-Ridder, Inc. since 1996 and Vice President/Operations of Knight-Ridder, Inc. from 1995 to 1996;
                     Publisher, The (Columbia) State from 1988 to 1995; Publisher, Bradenton
                     Herald 1980 to 1988; Various positions at The Miami Herald and The Charlotte
                     Observer from 1970 to 1980.

P. Anthony Ridder... Director. Chairman and CEO of Knight-Ridder, Inc. since 1995; President of
                     Knight-Ridder, Inc. from 1989 to 1995; President of the Newspaper Division of
                     Knight-Ridder, Inc. from 1986 to 1995.

Steven B. Rossi..... Director. President/Newspaper Division of Knight-Ridder, Inc. since February 2001;
                     Senior Vice President/Operations of Knight-Ridder, Inc. from 1998 to February
                     2001; Executive Vice President and General Manager, Philadelphia Newspapers,
                     Inc. from 1992 to 1998; Executive Vice President 1991 to 1992; Senior Vice
                     President 1988 to 1991; Vice President/Finance and CFO 1987 to 1988; Vice
                     President and Divisional General Manager of Amerigas, Inc., 1981 to 1987.

Gordon Yamate....... Director. Vice President and General Counsel of Knight-Ridder, Inc. since
                     September 2000; Vice President, General Counsel and Corporate Secretary at
                     Liberate Technologies from March 1999 to September 2000; Partner in the law firm of McCutchen, Doyle, Brown & Enersen, LLP, in Palo Alto and San Jose
                     from 1988 to March 1999.

Executive Officers                                  Principal Occupation
------------------                                  --------------------
Elizabeth Drewry.... Vice President/Human Resources of Knight Ridder Digital since September
                     2000; Senior Vice President/Human Resources of the Los Angeles Times from
                     1997 until 2000; Vice President/Employee, Labor & Public Affairs and other various positions with Newsday from 1984 to 1997.

Daniel J. Finnigan.. President of Knight Ridder Digital and Vice President of Knight-Ridder, Inc. since
                     July 1999; President and CEO of SBC Interactive from 1998 to July 1999; Various positions with SBC Communications, Inc., until 1998.

Executive Officers                              Principal Occupation
------------------                              --------------------
 Timothy Lambert.. Vice President/Sales of Knight Ridder Digital since September 1999; Vice
                   President/Sales SBC Interactive, Inc. from 1998 to 1999; General Manager,
                   Pacific Bell Directory, from 1996 to 1998; Various positions with Pacific Bell
                   Directory from 1990 to 1996.

 Tally Liu........ Senior Vice President/Finance and Operations of Knight Ridder Digital since
                   March 2000; Vice President/Finance and Advanced Technology of Knight-
                   Ridder, Inc. from 1998 to March 2000; Vice President/Finance and
                   Administration of Knight-Ridder, Inc. from 1994 to 1998; Vice President and
                   Controller of Knight-Ridder, Inc. from 1990 to 1993; Vice President and CFO of the San Jose Mercury News 1987 to 1990.

 Rohn Jay Miller.. Senior Vice President/Product and Technology of Knight Ridder Digital since
                   August 2000; Managing Director and Partner in Collaborate Advertising &
                   Strategy from 1999 to 2000; Executive Vice President and Chief Operating
                   Officer and member of the board of directors of Ikonic, Inc. from 1993 to 1998;
                   Executive Producer and Executive Vice President of Synapse Technologies from
                   1991 to 1993.

 Robert Ryan...... Vice President & General Manager/Site Operations of Knight Ridder Digital
                   since 2000; Director of the Mercury Center and member of the Executive
                   Committee of the San Jose Mercury News from 1995 to 1999; Deputy Managing
                   Editor of the San Jose Mercury News from 1993 to 1995, and in various other positions at the San JoseMercury News from 1982 to 1993.

                                  EXHIBIT INDEX

     Exhibit No                            Description
--------------------------------------------------------------------------------

          1 Agreement and Plan of Merger, dated August 24, 2001 by and among Career Holdings, Merger Sub and Headhunter (incorporated by reference to Exhibit (d)(1) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

          2 Investment Agreement dated August 24, 2001 among the stockholders of Career Holdings and Career Holdings (incorporated by reference to Exhibit (d)(3) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

          3 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and William H. Scott, III (incorporated by reference to Exhibit (d)(4) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

          4 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and Burton B. Goldstein, Jr. (incorporated by reference to Exhibit (d)(5) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

          5 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and Robert M. Montgomery (incorporated by reference to Exhibit (d)(6) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

          6 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and Michael G. Misikoff (incorporated by reference to Exhibit (d)(7) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

          7 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and J. Douglas Cox (incorporated by reference to Exhibit (d)(8) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

          8 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and Kimberley E. Thompson (incorporated by reference to Exhibit (d)(9) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).

          9 Stockholder Agreement, dated August 24, 2001, among Career Holdings, Merger Sub and ITC Holding Company, Inc. (incorporated by reference to Exhibit (d)(10) of the Tender Offer Statement on Schedule TO filed by Career Holdings on August 31, 2001).